UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5 – Exit Filing)*

Equitrans Midstream Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

294600101

(CUSIP Number)

April 22, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294600101

1	NAME OF REPORTING PERSON EQT Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a):	Name of Issuer:

Equitrans Midstream Corporation

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

2200 Energy Drive, Canonsburg, PA 15317

ITEM 2(a):	Name of Person Filing:

EQT Corporation

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222

ITEM 2(c):	Citizenship:

Pennsylvania

ITEM 2(d):	Title of Class of Securities:

Common stock, no par value

ITEM 2(e):	CUSIP Number:

294600101

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

Explanatory Note: Prior to November 12, 2018, Equitrans Midstream Corporation (the “Company”) was a wholly owned subsidiary of EQT Corporation (the “Reporting Person”). On November 12, 2018, the Reporting Person completed the spin-off of the Company through the distribution of approximately 80.1% of the outstanding shares of the Company's common stock ("Company Common Stock") to the Reporting Person’s shareholders (the “Distribution”). Immediately following the Distribution, the Reporting Person beneficially owned 50,599,503 shares of Company Common Stock or approximately 19.9% of the shares of Company Common Stock outstanding as of such time. On February 26, 2020, the Reporting Person entered into share purchase agreements with the Company, pursuant to which the Reporting Person agreed to sell approximately 50% of its retained equity interest in the Company (25,299,752 shares of Company Common Stock in the aggregate) to the Company in exchange for a combination of cash and fee relief under the Reporting Person’s commercial agreements with EQM Midstream Partners, LP, an affiliate of the Company (the “Share Exchange”). The Share Exchange closed on March 5, 2020. Between March 6, 2020 through December 31, 2021, the Reporting Person sold 2,503,725 shares of Company Common Stock through open market sales. During April 2022, the Reporting Person sold the remainder of its Company Common Stock (22,796,026 shares) through open market sales. As of April 22, 2022, the Reporting Person ceased to hold any Company Common Stock.

ITEM 4(a)	Amount Beneficially Owned:

0 shares of Company Common Stock.

ITEM 4(b)	Percent of Class:

0%.

ITEM 4(c)	Number of Shares of Which Such Person Has:

(i)	Sole power to vote or direct the vote:

0.

(ii)	Shared power to vote or direct the vote:

0.

(iii)	Sole power to dispose or direct the disposition of:

0.

(iv)	Shared power to dispose or direct the disposition of:

0.

ITEM 5:	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6:	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022

EQT CORPORATION

By:	/s/ William E. Jordan
	Name:	William E. Jordan
	Title:	Executive Vice President, General Counsel and Corporate Secretary